Exhibit 99.3

. 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Security Class Holder Account Number COMMON Fold Proxy - Common Shares - Annual General Meeting to be held on May 7, 2020 This proxy is solicited by and on behalf of TELUS management. Notes to proxy 1. As a holder you have the right to appoint some other person of your choice, who need not be a shareholder, to attend and act on your behalf at the meeting, or any adjournment or postponement thereof. If you wish to appoint a person other than the persons whose names are printed on this proxy (see reverse), please insert the name of your chosen proxyholder in the space provided (see reverse) and return your proxy by mail or vote by internet at www.investorvote.com. In addition, YOU MUST go to www.computershare.com/TELUSagm by 5:00 pm (ET) on May 5, 2020 and provide Computershare with the required information for your chosen proxyholder so that Computershare may provide the proxyholder with a username via email. This username will allow your proxyholder to log in and vote at the meeting. Without a username, your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote. 2. If the common shares are registered in the name of more than one owner (for example, joint owners, trustees, executors, etc.), then all registered owners should sign this form. If you are voting on behalf of a corporation or another individual you may require documentation evidencing your power to sign the proxy with signing capacity stated. 3. If you are voting by mail or delivery, the proxy should be signed in the exact manner as the name appears on the proxy. If the proxy is not dated, it will be deemed to bear the date on which it is mailed to the holder. 4. The common shares represented by this proxy will be voted as directed by you, however, if you do not give specific direction in respect of any matter, this proxy will be voted as recommended by management. 5. This proxy confers discretion on the proxyholder with respect to amendments to matters identified in the Notice of Annual General Meeting and other matters that may properly come before the meeting, or any adjournment or postponement thereof, in each instance to the extent permitted by law, whether or not the amendment or other matter that comes before the meeting is routine and whether or not the amendment or other matter that comes before the meeting is contested. Where no choice is specified or where both choices are specified in respect of any matter, the common shares shall be voted FOR the matters listed in items 1, 2 and 3 on the reverse. 6. This proxy should be read in conjunction with the TELUS Corporation information circular accessible by following the instructions in the accompanying Notice and access notification to shareholders. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call. To Receive Documents Electronically - You can enroll to receive future securityholder communications electronically after you vote using the internet. If you don’t vote online, you can still enroll for this service. Follow the instructions below. . Fold To Vote Using the Telephone • Call the number listed BELOW from a touch tone telephone. To Virtually Attend the Meeting You can attend the meeting virtually by visiting web.lumiagm.com/296381790. For further information on the virtual AGM and how to attend, please view the information circular available on www.envisionreports.com/telus2020. To Vote Using the Internet Go to the following web site: www.investorvote.com Smartphone? Scan the QR code to vote now. To Receive Documents Electronically You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page. • • • • 1-866-732-VOTE (8683) Toll Free If you vote by telephone or the internet, DO NOT mail back this proxy. Proxies submitted must be received by 5:00 pm (ET), on May 5, 2020. If the meeting is postponed or adjourned, proxies submitted must be received by 5:00 pm (ET) on the second-last business day before the reconvened meeting date. To vote by telephone or the internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 01JYMG

. Appointment of Proxyholder I/We being holder(s) of TELUS Corporation common shares hereby appoint: R. H. (Dick) Auchinleck, Chair of TELUS Corporation, or failing him, Darren Entwistle, President and CEO of TELUS Corporation Print the name of the person you are appointing if this person is someone other than Messrs. Auchinleck or Entwistle. OR NOTE: If you are appointing a proxyholder other than Messrs. Auchinleck or Entwistle, you must return your proxy by mail or vote by internet at www.investorvote.com. In addition, YOU MUST go to www.computershare.com/TELUSagm by 5:00 p.m. (ET) on May 5, 2020 and provide Computershare with the required information for your proxyholder so that Computershare may provide the proxyholder with a username via email. This username will allow your proxyholder to log in and vote at the meeting. Without a username your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote. as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the annual general meeting of TELUS Corporation (the “Company”) to be held via live audio webcast online at web.lumiagm.com/296381790, on May 7, 2020 at 8:30 a.m. (PT), and at any adjournment thereof, to the extent permitted by law. VOTING RECOMMENDATIONS ARE INDICATED BY OVER THE BOXES. 1. Election of Directors Fold Withhold Withhold Withhold 01. R. H. (Dick) Auchinleck 06. Thomas E. Flynn 10. John Manley 02. Raymond T. Chan 07. Mary Jo Haddad 11. David Mowat 08. Kathy Kinloch 12. Marc Parent 03. Stockwell Day 13. Denise Pickett 04. Lisa de Wilde 09. Christine Magee 05. Darren Entwistle Withhold 2. Appointment of Auditors Appoint Deloitte LLP as auditors for the ensuing year and authorize directors to fix their remuneration. Against 3. Advisory vote on Say on Pay Approve the Company’s approach to executive compensation. Fold Signature(s) Date Authorized Signature(s) - This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. MM / DD / YY I WISH TO RECEIVE PAPER COPIES OF THE QUARTERLY REPORTS These documents are available at telus.com/investor so we encourage you not to mark this box in order to protect the environment and reduce costs. If you do not mark this box, or do not return this form, the interim financial statements and MD&A will not be mailed to you. I WISH TO RECEIVE A PAPER COPY OF THE ANNUAL REPORT The annual report is available at telus.com/investor so we encourage you not to mark this box in order to protect the environment and reduce costs. If you do not mark this box, or do not return this form, the annual report will not be mailed to you. Alternatively you may also request paper copies of the above mentioned 2020 Reports by registering online at www.computershare.com/mailinglist. T E L Q 01JYNI 291763 AR1 For For For For For HIGHLIGHTED TEXT